                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K


/X/ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 1995

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934



                            MELAMINE CHEMICALS, INC.
                          EMPLOYEE 401(k) THRIFT PLAN
                            (Full title of the plan)



                            MELAMINE CHEMICALS, INC
                     (Name of the issuer of the securities
                           held pursuant to the plan)



                                Highway 18 West
                        Donaldsonville, Louisiana  70346
                    (Address of principal executive office)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Statements of Financial Condition as of June 30, 1995 and 1994  . . . . . . . . . . . . . . .          3

Statements of Income and Changes in Plan Equity for the year
 ended June 30, 1995 and June 30, 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . .          4

Notes to Financial Statements     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5

Schedule II:Allocation of Plan Assets and Liabilities to
 Investment Programs as of June 30, 1995 and 1994 . . . . . . . . . . . . . . . . . . . . . .         11

Schedule III:Allocation of Plan Income and Changes in Plan
 Equity to Investment Programs for the year ended June 30, 1995
 and June 30, 1994                . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

                       Statements of Financial Condition

                             June 30, 1995 and 1994
                                  (Unaudited)

                 Assets                                  1995                     1994
--------------------------------------              -------------             -----------
Cash                                                $       8,799             $    39,056
Group annuity contract, at
      current value                                     2,829,125               2,384,050
Certificate of Deposit Fund                               833,581                 740,341
Common stock of Melamine
      Chemicals, Inc., at market
      value - 60,021 shares (cost
      $455,424) at 1995 and 46,656
      shares (cost - $326,262) at 1994                    540,189                 279,649
Loans to participants (Note 2)                            451,690                 390,903
Accrued employer contributions                             11,138                  10,335
Accrued employee contributions                             25,098                  22,255
Accrued interest and dividends                                147                      78
Other accruals                                              5,893                  (9,504)
                                                    -------------             -----------
                                                    $   4,705,660             $ 3,857.163
                                                    =============             ===========
Liabilities and Plan Equity

Plan equity                                             4,705,660               3,857,163
                                                    -------------             -----------
                                                    $   4,705,660             $ 3,857,163
                                                    =============             ===========




See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

                Statements of Income and Changes in Plan Equity

                             June 30, 1995 and 1994
                                  (Unaudited)


                                                         1995                     1994
                                                    --------------             ----------
Additions:
----------

      Interest income                               $      183,850                137,687
      Unrealized appreciation
           (depreciation) of assets (Note 3)               171,559                 70,858
      Realized appreciation (depreciation)                  38,019                (18,142)
      Employer contributions                               152,626                140,721
      Employee contributions                               329,317                291,249
      Accruals                                               7,608                 (1,592)
      Miscellaneous                                          8,824                    ---
                                                    --------------             ----------
           Total Additions                                 891,803                620,781


Deductions:
-----------

      Withdrawals                                          (43,306)              (222,914)
                                                    --------------             ----------

      Net additions and other
           changes in plan equity
           for the period                                  848,497                397,867

      Plan equity at beginning of
           the period                                    3,857,163              3,459,296
                                                    --------------             ----------

      Plan equity at end of period                  $    4,705,660             $3,857,163
                                                    ==============             ==========





See accompanying notes to financial statements.

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements

                       Year Ended June 30, 1995 and 1994
                                  (Unaudited)


(1)   Summary of Significant Accounting Policies


      (a)  Basis of Presentation

           The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in the Melamine Chemicals, Inc. Employee 401 (K) Thrift Plan (The Plan) and changes in equity of the Plan.

           The Plan is administered by the Thrift Committee (a Committee of three individuals appointed by the Melamine Chemicals, Inc. Board of Directors).

      (b)  Investment in Trust Fund Managed by the Trustee

           Under the terms of a trust agreement between Melamine Chemicals, Inc. (The Company), and Premier Bank, N.A. (trustee), the trustee maintains a trust fund on behalf of the Plan. The trust fund is segregated into five investment funds as follows: (1) a Government Fixed Fund (Fund A), (2) an Equity Fund (Fund B), (3) a Company Stock Fund (Fund C), (4) a Participant Loan Fund (Fund D) and (5) a Certificate of Deposit Fund (Fund E). Contributions allocated to the Government Fixed and Equity Funds were invested in a contract with Mutual Life Insurance Company of New York (MONY) through December 31, 1993. On January 1, 1994 MONY sold its pension operations to AEGON USA, Inc. who is administering the funds through Diversified Investment Advisors. Contributions allocated to the Company Stock Fund are invested in the common stock of the Company. The Loan Fund is used to maintain notes receivable from participants resulting from loans. Contributions allocated to the Certificate of Deposit Fund are managed by the First National Bank of Atlanta. Participants in the Plan are permitted to direct the investment of both employee and company contributions to the Plan in any of the funds available to the Plan, except Fund D. Prior to April 1, 1988, all employer and employee contributions were invested in

                                                                     (Continued)
                                       5

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements





           a contract with Mutual of New York Life Insurance Company in either the Guaranteed Income or Equity Funds. Melamine Chemicals, Inc. common stock and investment in the Government Fixed and Equity Funds are carried at current value in the accompanying statement of net assets available for plan benefits. Current value is determined by the Trust Department of Premier Bank, which, for Melamine Chemicals, Inc. common stock, is based upon the closing sales price at June 30, 1995.

           The number of participants by fund at June 30, 1995, was as follows:

                                                             Number of
                                   Fund                    Participants
                                   ----                    ------------
                                    A                            54

                                    B                            15

                                    C                            17

                                    D                            42

                                    E                            16


           Since, within certain limitations, investments may be made or held simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at June 30, 1995, numbered 83.

                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements



      (2)  Contributions and Benefits

           The Plan is a contributory savings plan sponsored by the Company. Employees who have completed one year of service with the Company are eligible to participate in the plan. Participants may elect to make tax- deferred contributions to the Plan of up to 16% of compensation. The total amount of tax-deferred contributions is limited by federal tax legislation. Additionally, the Company matches 100% of the participant's contribution up to, but not exceeding, 4% of such participant's compensation. Participants pay no federal income tax on their tax-deferred contributions, on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

           Subject to the break-in-service provisions of the Plan, a participant becomes fully vested in their account balance derived from Company matching contributions upon the earliest of the following occurrences:

                 - Completion of five years of service

                 - Attainment of normal retirement age or early retirement date

                 - Death

                 - Total disability, as defined in the Plan

           Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

           Withdrawals of vested account balances by a participant prior to retirement, death or disability are permitted if the participant suffers financial hardship as defined by the Plan.





                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements



           A participant may elect an immediate distribution of the vested portions of employee and company contributions, plus income and earnings thereon, as soon as practicable following termination of employment. If an immediate distribution is not requested by the participant upon termination, benefits shall be paid, or commence upon such participant's normal or early retirement date, subject to the death benefit provision which provides for a single lump sum distribution upon a participant's death. Upon termination, other than described above, the non-vested employer contributions and earnings are forfeited by participants and such amounts reduce employer contributions under the Plan.

           A participant may borrow from the vested portions of their account balance subject to several specific rules as defined by the Plan. No loan from the Plan may be in excess of the lesser of i) $50,000 reduced by the participant's highest outstanding loan balance during the preceding twelve-month period or ii) one half the participant's vested interest in the Plan. No loan may be for less than $1,000. The term of the loan shall not exceed 5 years unless the loan is to be used to purchase the participant's principal residence, in which case, the term of the loan may be 10 years. The annual loan interest rate shall be determined by the Thrift Committee, but in no instance should be more than the Premier Bank Certificate of Deposit rate plus 2%. Participants borrow from their Government Fixed Fund balances first and then their Equity, Certificate of Deposit and Company Stock Fund balances. Only one loan may be outstanding at one time. Loan repayments are automatically deducted from the participant's paychecks and replenish the funds that current contributions are being made to.

           Each participant's account is credited with the participant's contribution and an allocation of (a) the employer's contribution and (b) Plan earnings. Earnings are allocated based upon the participant's investment of his account balance in each of the funds. Forfeitures of terminated participants' non-vested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.


                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements


      (3)  Net Unrealized Appreciation of Investments

           Net unrealized appreciation of investments at June 30, 1995, and 1994 and the related changes during the year ended June 30, 1995, and 1994 were as follows:

                                                                              Company
                                                   Equity                      Stock
                                                    Fund                        Fund
                                           ----------------------      ----------------------
                                              1995        1994           1995         1994
                                           ---------    ---------      ---------    ---------
           Net unrealized appreciation
            (depreciation) at
            beginning of period            $  38,608    $  30,844      $  (3,660)   $ (66,754)

           Net unrealized appreciation
            (depreciation) during
            the period                        81,504        7,764         90,055       63,094
                                           ---------    ----------     ---------    ---------

           Net unrealized appreciation
            (depreciation) at end of
            period                         $ 120,112    $  38,608      $  86,395    $ ( 3,660)
                                           =========    =========      =========    =========

      (4)  Federal Income Taxes

           The Company has received a favorable determination letter on February 25, 1988 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

      (5)  Fees and Expenses

           The Company, as the Plan's sponsor, has absorbed the cost of the personnel required to maintain accounting records and allocate the assets of the Plan to participants' accounts. Fees and expenses paid by the Plan are generally reimbursed by the Company.



                                                                     (Continued)

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

                         Notes to Financial Statements


      (6)  Contracts with Insurance Companies

           As of July 1, 1985, the Company entered into a contract with Mutual Life Insurance Company of New York (MONY). The contract provided for two investment options; (1) Guaranteed Income Fund and (2) Equity Fund. MONY guarantees that the interest will be credited to the participants' accounts in the Guaranteed Income Fund at the rate determined annually by MONY in accordance with the contract. On February 19, 1992, the Guaranteed Income Fund was replaced with the Government Fixed Fund. All previous deposits in the Guaranteed Income Fund were transferred to the Government Fixed Fund. Contributions allocated to the Equity Fund were invested in various types of securities at the sole discretion of MONY, subject to limitation by applicable state law. Participants' accounts are expressed in terms of units which are valued based upon the fair market value of the fund's assets at the valuation date. The dollar value of a unit in the Equity Fund may increase or decrease and was not guaranteed by MONY. On January 1, 1994 MONY'S pension operation was sold to AEGON USA, Inc. and is now administered through Diversified Investment Advisors (DIA).

      (7)  Plan Termination

           The Board of Directors of the Company expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

      (8)  Investment Management Agreement

           As of July 1, 1990, the company entered into an investment management agreement with The First National Bank of Atlanta. The agreement provides for an investment option in the Certificate of Deposit Fund of the First Wachovia Diversified Funds for Retirement Trusts. The fund is invested in large certificates of deposit issued by federally insured banks, who have a Keefe Bruyette rating of B or better. The fund is valued monthly. Unit value remains a constant $100.


                                                                     Schedule II

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

        Allocation of Plan Assets and Liabilities to Investment Program

                                 June 30, 1995
                                  (Unaudited)


                                     Government                     Company
                                        Fixed         Equity         Stock         Loan
   Assets                               Fund           Fund          Fund          Fund        CD Fund          Total
   ------                            ----------       -------       -------       -------      -------        ---------

Cash                                 $   ---            ---           8,218           541           40            8,799
Group annuity contract, a
    current value (Note 6)            2,205,325       623,800          ---          ---          ---          2,829,125
Certificate of Deposit Fund              ---            ---            ---          ---        833,581          833,581
Common stock of Melamine
    Chemicals, Inc., at market
    value - 60,021 shares
    (cost - $455,424)                    ---            ---         540,189         ---          ---            540,189
Loans to participants (Note 2)           ---            ---            ---        451,690        ---            451,690
Accrued employer contributions            7,288         1,820          ---          ---          2,030           11,138
Accrued employee contributions           16,243         4,588          ---          ---          4,267           25,098
Accrued interest and dividends               65            13            28            26           15              147
Other accruals                            8,164         4,717        (8,199)         (514)       1,725            5,893
                                     ----------       -------       -------       -------      -------        ---------
                                     $2,237,085       634,938       540,236       451,743      841,658        4,705,660
                                     ==========       =======       =======       =======      =======        =========

Liabilities and Plan Equity
---------------------------

Plan Equity                          $2,237,085       634,938       540,236       451,743      841,658        4,705,660
                                     ==========       =======       =======       =======      =======        =========
                                     $2,237,085       634,938       540,236       451,743      841,658        4,705,660
                                     ==========       =======       =======       =======      =======        =========

Number of units outstanding           2,205,325        15,254        60,021                      8,082
                                     ==========       =======       =======                    =======

Plan equity per unit                 $     1.01         41.62          9.00                     104.14
                                     ==========       =======       =======                    =======

                                                                     Schedule II


                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401 (K) THRIFT PLAN

        Allocation of Plan Assets and Liabilities to Investment Program

                                 June 30, 1994
                                  (Unaudited)


                                     Government                     Company
                                        Fixed         Equity         Stock         Loan
   Assets                               Fund           Fund          Fund          Fund        CD Fund          Total
   ------                            ----------       -------       -------       -------      -------        ---------

Cash                                 $   ---            ---           6,181        25,967        6,908           39,056
Group annuity contract, at
  current value (Note 6)              2,093,321       290,729         ---           ---           ---         2,384,050
  Certificate of Deposit Fund            ---            ---           ---           ---        740,341          740,341
Common stock of Melamine
  Chemicals, Inc., at market
  value - 46,656 shares
  (cost - $326,262)                      ---            ---         279,649         ---           ---           279,649
Loans to participants (Note 2)           ---            ---           ---         390,903         ---           390,903
Receivable from (payable to)
  other funds                            (4,271)        3,012            17          (160)       1,402            ---
Accrued loan payments                    24,778         3,400         3,700       (34,993)       3,098            ---
Accrued employer contributions            6,796         1,386         ---           ---          2,153           10,335
Accrued employee contributions           14,744         2,759         ---           ---          4,752           22,255
Accrued interest and dividends                1         ---               4            56           17               78
Other accruals                           (3,124)            1         1,577        (7,315)        (643)          (9,504)
                                     ----------       -------       -------       -------      -------        ---------
                                     $2,132,245       301,287       291,145       374,458      758,028        3,857,163
                                     ==========       =======       =======       =======      =======        =========
Liabilities and Plan Equity
---------------------------

Plan Equity                          $2,132,245       301,287       291,145       374,458      758,028        3,857,163
                                     ==========       =======       =======       =======      =======        =========
                                     $2,132,245       301,287       291,145       374,458      758,028        3,857,163
                                     ==========       =======       =======       =======      =======        =========

Number of units outstanding           2,093,321         8,145        46,656                      7,449
                                     ==========       =======       =======                    =======

Plan equity per unit                 $     1.02         36.99          6.24                     101.76
                                     ==========       =======       =======                    =======

                                                                    Schedule III

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

  Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                            Year ended June 30, 1995
                                  (Unaudited)

                                     Government                     Company
                                        Fixed         Equity         Stock         Loan
                                        Fund           Fund          Fund          Fund        CD Fund          Total
                                     ----------       -------       -------       -------      -------        ---------

Additions:
----------

Interest Income                      $  111,135            26           168        30,834       41,687          183,850

Unrealized appreciation
  (depreciation) of assets
  (Note 3)                               ---           81,504        90,055          ---          ---           171,559
Realized appreciation (depreciation)     ---              136        37,883          ---          ---            38,019
Employer contributions                   82,452        17,234        28,029          ---        24,911          152,626
Employee contributions                  179,774        45,033        50,837          ---        53,673          329,317
Accruals                                     65            13            28         7,269          233            7,608
Miscellaneous                            ---             ---           ---          8,824         ---             8,824
Loan Repayments                         103,137        22,151        23,740      (164,860)      15,832            ---
                                     ----------       -------       -------       -------      -------        ---------
  Total additions                    $  476,563       166,097       230,740      (117,933)     136,336          891,803

Deductions:
-----------

Withdrawals                             (14,400)       (1,826)       (3,028)         ---       (24,052)         (43,306)

Transfers between funds                (191,783)      169,380        25,000          ---        (2,597)           ---
New loans                              (165,540)         ---         (3,621)      195,218      (26,057)           ---
                                     ----------       -------       -------       -------      -------        ---------
  Net additions and other changes
  in plan equity for the period         104,840       333,651       249,091        77,285       83,630          848,497

  Plan equity at June 30, 1994       $2,132,245       301,287       291,145       374,458      758,028        3,857,163

  Plan equity at June 30, 1995       $2,237,085       634,938       540,236       451,743      841,658        4,705,660

                                                                    Schedule III

                            MELAMINE CHEMICALS, INC.

                          EMPLOYEE 401(K) THRIFT PLAN

  Allocation of Plan Income and Changes in Plan Equity to Investment Programs

                            Year ended June 30, 1994
                                  (Unaudited)

                                     Government                     Company
                                        Fixed         Equity         Stock         Loan
                                        Fund           Fund          Fund          Fund        CD Fund          Total
                                     ----------       -------       -------       -------      -------        ---------

Additions:
----------

Interest Income                      $  108,354            97           199           653       28,384          137,687
Unrealized appreciation
  (depreciation) of assets
  (Note 3)                               ---            7,764        63,094         ---          ---             70,858
Realized appreciation (depreciation)     ---             ---        (18,142)        ---          ---            (18,142)
Employer contributions                   74,006        15,654        25,288         ---         25,773          140,721
Employee contributions                  164,479        28,698        42,984         ---         55,088          291,249
Accruals                                   (896)          (13)          (32)          (44)        (607)          (1,592)
                                     ----------       -------       -------       -------      -------        ---------
  Total additions                    $  345,943        52,200       113,391           609      108,638          620,781

Deductions:

Withdrawals                             (99,335)          (49)       (9,160)        ---       (114,370)        (222,914)

Transfers between funds                (102,593)      134,272        (3,122)       80,753     (109,310)           ---
                                     ----------       -------       -------       -------      -------        ---------
  Net additions and other changes
  in plan equity for the period         144,015       186,423       101,109        81,362     (115,042)         397,867

  Plan equity at June 30, 1993       $1,988,230       114,864       190,036       293,096      873,070        3,459,296
                                     ----------       -------       -------       -------      -------        ---------

  Plan equity at June 30, 1994       $2,132,245       301,287       291,145       374,458      758,028        3,857,163
                                     ==========       =======       =======       =======      =======        =========

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        MELAMINE CHEMICALS, INC.
                                        EMPLOYEE 401 (k) THRIFT PLAN



Date:  December 18, 1995                By:  /s/ K. Michael Fowler
       -----------------------               ----------------------------------
                                             Title:  Member, Thrift Committee